[redacted]

Amendment

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2 5 2009
DIVISION OF MARKET REGULATION

SE 09100031 MISSION CM
Washington, D.C.

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 66998

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8/1/08 AND ENDING 6/30/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Australia Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Members of the Board of
Commonwealth Australia Securities, LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Commonwealth Australia Securities, LLC for the period from April 1, 2009 through June 30, 2009 which were agreed to by Commonwealth Australia Securities, LLC the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified Parties") solely to assist the specified parties in evaluating Commonwealth Australia Securities, LLC's compliance with the applicable instructions of Form SIPC-7T during the period ended June 30, 2009. Management is responsible for Commonwealth Australia Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows
   a. Payment in the amount of $150 included with Form SIPC-4 on Check # 020554 dated December 31, 2007obtained from Linda Cassano, Compliance.
   b. Payment in the amount of $562 included with Form SIPC Form 7T on check# 021458 dated August 18, 2009 obtained from Linda Cassano, Compliance.
2. Compared the Total Revenue amount of $4,534,979 reported on page 3 of the audited Form X-17 A-5 for the year ended June 30, 2009, less the revenues reported on Commonwealth Australia Securities' FOCUS reports for the period beginning July 1, 2009 to March 31, 2009 of $4,250,318, as applicable, with the Total revenue amount of $284,661 reported on page 2, item 2a of Form SIPC-7T for the period beginning April 1, 2009 and ending June 30, 2009, noting no differences.
3. Noted there were no adjustments reported on page 2, items 2b and 2c of Form SIPC-7T.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on Form SIPC-7T, page 2, line 2d of $284,661, noting no differences.

PRICEWATERHOUSECOOPERS

b. Recalculated the General Assessment @ .0025 on Form SIPC-7T, page 2, line 2e of $712, noting no differences

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Commonwealth Australia Securities, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

November 24, 2009